Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 6, 2020

Fresenius Medical Care posts solid first quarter results underlining resilience of business model

•                      9% revenue increase supported by growth in all regions

•                      Positive earnings growth despite negative impact from COVID-19 pandemic

•                      Solid cash-flow development

•                      Financial targets for FY2020 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “In these unprecedented times, it is our first and foremost priority to maintain the continuity and high quality of care. For months now, our employees have been working tirelessly to ensure that our patients receive their life-saving dialysis treatments. I cannot thank them enough. We appreciate the financial commitment that the U.S. administration has given in April to support healthcare providers. The strong revenue growth in the first quarter shows that the underlying business development remains intact and that our business model is resilient. In a global pandemic that is redefining priorities in other areas of the healthcare system, dialysis remains essential for millions of patients worldwide.”

Fresenius Medical Care’s contribution in the fight against COVID-19

In order to ensure the continuity and high quality of care for dialysis patients during the COVID-19 pandemic and support its employees around the globe, Fresenius Medical Care has taken wide-ranging measures at a very early stage. The focus is on reducing the risk of infection in dialysis clinics for patients and employees.

Despite countries’ lockdown efforts to contain the COVID-19 pandemic, Fresenius Medical Care did not experience any major disruptions in its manufacturing facilities. As of today, all manufacturing plants worldwide are in operation and supply chains remain intact.

Costs in respect to the COVID-19 pandemic have been incurred for additional measures, like personal protective equipment, dedicated capacities for isolated treatments, additional personnel expense, patient transportation as well as increased distribution logistic costs.

Under the CARES Act (Coronavirus Aid, Relief, and Economic Security Act), the U.S. government initiated significant financial support for the health sector. This is intended, for example, to compensate for the increased costs for healthcare providers as a result of the COVID-19 pandemic and the corresponding protective measures. While Fresenius Medical Care had to adsorb a sizable negative impact in Q1, there is no benefit from the CARES Act included in the reported results.

In the U.S., Fresenius Medical Care is cooperating with other dialysis providers, to create isolation clinics and dedicated shifts for patients who are or may be infected with COVID-19. A critical aim of this collaboration is to keep dialysis patients out of the hospital whenever possible, freeing up limited hospital resources. In doing so, Fresenius Medical Care not only fulfils its responsibility towards patients, employees and families, but also makes an important contribution to the healthcare system and society as a whole.

Key figures (IFRS)

	Q1 2020 EUR m	Q1 2019 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,488	4,133	9%	7%
Operating income	555	537	3%	1%
Net income(1)	283	271	4%	2%
Net income adjusted(1),(2)	283	286	-1%	-3%
Basic EPS (EUR)	0.95	0.88	8%	5%

cc = at constant currency, EPS = earnings per share

(1)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

(2)  For a reconciliation of adjusted figures, please refer to the table at the end of the press release

2020 targets confirmed: mid to high single digit growth rates

On the basis of the guidance given in February, which excludes the impact from the COVID-19 pandemic, Fresenius Medical Care expects both revenue and net income to grow at a mid to high single digit rate in 2020. These targets are in constant currency, exclude special items(3) and are based on the adjusted results 2019 including the effects of the operations of the NxStage acquisition and the IFRS 16 implementation.

Patients, Clinics and Employees

As of March 31, 2020, Fresenius Medical Care treated 348,703 patients in 4,002 dialysis clinics worldwide. At the end of the first quarter, the Company had 121,403 employees (full-time equivalents) worldwide, compared to 118,308 employees as of March 31, 2019.

Strong revenue growth in the first quarter

Revenue increased by 9% to EUR 4,488 million (+7% at constant currency), with organic growth of 4%. Health Care Services revenue rose by 8% to EUR 3,595 million (+7% at constant currency), driven by growth in same market treatments, contributions from acquisitions and an increase in dialysis days. Health Care Products revenue grew by 10% and amounted to EUR 893 million (+9% at constant currency). This increase was mainly due to higher sales of products for acute care treatments, renal pharmaceuticals and bloodlines partially offset by lower sales of dialysis machines.

Operating income increased by 3% to EUR 555 million (+1% at constant currency), mainly driven by a favorable impact from higher treatment volume and lower costs for pharmaceuticals. The operating income margin amounted to 12.4% (Q1 2019: 13.0%). The decrease in margin was largely due to the unfavorable COVID-19 pandemic effect and the prior year reduction of a contingent consideration liability related to Xenios.

Despite the negative impact from the COVID-19 pandemic net income(1) grew by 4% to EUR 283 million (+2% at constant currency) and declined on an adjusted basis by only 1% (-3% at constant currency). On the defined basis of the 2020 targets - excluding the negative impact from the COVID-19 pandemic - net income growth in the first quarter is at the top end of the target range for 2020.

Basic earnings per share (EPS) increased by 8% to EUR 0.95 (+5% at constant currency) driven by the earnings effects described above coupled with a decrease in the average weighted shares outstanding.

(3)   Special items are effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

Solid cash-flow development

Fresenius Medical Care generated EUR 584 million of operating cash flow (Q1 2019: EUR 76 million) resulting in a margin of 13.0% (Q1 2019: 1.8%). The increase was largely driven by working capital improvement, including a positive effect from cash collections, timing of payments and change in year over year inventory levels.

Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 304 million (Q1 2019: EUR -123 million), resulting in a margin of 6.8% (Q1 2019: -3.0%).

Regional developments

In North America, revenue increased by 10% to EUR 3,186 million (+7% at constant currency, +3% organic). Operating income grew by 24% to EUR 463 million (+21% at constant currency), resulting in a margin of 14.5% (Q1 2019: 12.9%). Despite the negative impact from the COVID-19 pandemic, the operating income margin increased mainly due to lower costs for pharmaceuticals and gains from divestitures.

EMEA revenue increased by 4% to EUR 679 million (+4% at constant currency, +3% organic). Operating income decreased by 27% to EUR 101 million (-27% at constant currency), resulting in a margin of 14.9% (Q1 2019: 21.1%). The decrease in operating income margin was mainly due to the prior year reduction of a contingent consideration liability related to Xenios.

In Asia-Pacific, revenue grew by 4% to EUR 443 million (+3% at constant currency, +2% organic). Operating income decreased by 19% to EUR 77 million (-20% at constant currency), resulting in a margin of 17.3% (Q1 2019: 22.1). The decrease in operating income margin was mainly due to impacts from unfavorable foreign currency transaction effects, lower product sales as well as expansion into in-center dialysis services.

Latin America revenue increased by 4% to EUR 168 million (+24% at constant currency, +17% organic). Operating income decreased by 40% to EUR 7 million (-40% at constant currency), resulting in a margin of 4.1% (Q1 2019: 7.1%). The decrease in operating income margin was mainly due to unfavorable foreign currency impacts.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter 2020 on May 6, 2020 at 3:30 p.m. CEDT (UTC +2) / 09:30 a.m. EDT (UTC -4). Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the first quarter 2020. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,002 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 348,703 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Statement of earning

	Three months ended March 31			Change
in € million, except share data, unaudited	2020	2019	Change	at cc

Health Care Service	3,595	3,317	8.4%	6.5%
Health Care Products	893	816	9.6%	9.3%
Revenue	4,488	4,133	8.6%	7.1%

Costs of revenue	3,077	2,867	7.3%	6.0%
Gross profit	1,411	1,266	11.5%	9.5%
Selling, general and administrative	854	720	18.6%	16.9%
(Gain) loss related to divestitures of Care Coordination activities	(24)	—	n.a.	n.a.
Research and development	46	29	60.6%	58.3%
Income from equity method investees	(20)	(20)	1.9%	1.9%
Operating income	555	537	3.5%	1.1%
Operating income adjusted	555	557	-0.3%	-2.5%

Interest expense, net	104	108	-3.4%	-4.9%
Income before taxes	451	429	5.2%	2.6%
Income tax expense	100	101	-0.4%	-2.8%
Net income	351	328	6.9%	4.3%
Net income attributable to non controlling interests	68	57	18.7%	15.2%
Net income(1)	283	271	4.4%	2.0%
Net income(1) adjusted	283	286	-1.0%	-3.3%

Weighted average number of shares	297,842,343	306,659,364

Basic earnings per share	€0.95	€0.88	7.5%	5.0%
Basic earnings per share adjusted	€0.95	€0.93	2.0%	-0.4%

In percent of revenue
Operation income	12.4%	13.0%
Operation income adjusted	12.4%	13.5%

(1)   Attribute to shareholders of FMC AG & Co. KGaA

For a reconciliation of adjusted figures, please refer to the table at the end of the press release.

Reconciliation of non-IFRS financial measures to the most director comparable IFRS financial measures

	Three months ended March 31
in € million, unaudited	2020	2019

Operating performance on an adjusted basis

Revenue	4,488	4,133

Operating income	555	537
NxStage costs		16
Cost optimization costs		4
Operating income adjusted	555	557

Net income(1)	283	271
NxStage costs		12
Cost optimization costs		3
Net income(1) adjusted	283	286

(1)   Attributable to shareholders of FMC-AG & Co. KGaA